

May 22, 2014

Via E-mail
Frans van Houten
CEO, Chairman of the Board of Management
 and the Executive Committee
Koninklijke Philips N.V.
Breitner Center, Amstelplein 2,
1096 BC Amsterdam, The Netherlands

Re: Koninklijke Philips N.V.
Form 20-F for the fiscal year ended December 31, 2013
Filed February 25, 2014
File No. 001-05146-01

Dear Mr. van Houten:

We have reviewed your letter dated May 15, 2014 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

11. Group Financial Statements

Note 21 – Provisions, page 192

Other Provisions, page 193

1. Refer to our prior comment 2. We noted your response to our prior comment but would like you to clarify why you believe your current general disclosures of the disputes you are involved in as "litigation" satisfies the requirements of paragraph 92 of IAS 37. Please tell us why you did not disclose more details as to the general nature of the litigation for which the information has not been disclosed. For example, if true you could indicate you are involved in patent litigation. As previously requested, tell us more about the general nature of the dispute(s) for which you have not included the disclosures

required by paragraphs 84-89 of IAS 37 and revise future filings to include all disclosures required by IAS 37. Refer to Example 3 in IE of IAS 37.

You may contact Jay Webb, Staff Accountant at (202) 551-3603 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant